UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021

Commission File Number: 001-39703

Yatsen Holding Limited

32-35, 38/F, Poly Midtown Plaza

No.23 East Xuanyue Street, Haizhu District

Guangzhou 510330

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Yatsen Appoints Chief Technology Officer

This current report on Form 6-K was submitted in connection with the appointment of Mr. Weihua Chen as the chief technology officer of Yatsen Holding Limited (“Yatsen” or the “Company”), effective from May 21, 2021.

Mr. Chen has 20 years of experience in the technology sector and has held various senior positions. Prior to joining the Company, Mr. Chen served as the chief technology officer of FUTU Holdings Limited (NASDAQ: FUTU) from September 2015 to May 2020. From August 2003 to August 2015, Mr. Chen worked at Tencent, having served in a number of senior management and technology positions, including as deputy general manager of the technology department of WeChat/Weixin and QQ business line. Mr. Chen received his bachelor’s degree in applied physics from Shenyang University of Technology in 2001.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YATSEN HOLDING LIMITED

	By:	/s/ Donghao Yang
	Name:	Donghao Yang
	Title:	Chief Financial Officer

Date: May 21, 2021